UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION

INVESTMENT COMPANY ACT OF 1940
Release No. 32132 / May 31, 2016

In the Matter of   :
                                                                              :
TRILOMA EIG GLOBAL ENERGY FUND   :
TRILOMA EIG GLOBAL ENERGY TERM FUND I   :
TRILOMA ENERGY ADVISORS, LLC   :
                                                                              :
201 N. New York Ave.   :
Suite 250   :
Winter Park, FL 32789   :
                                                                              :
EIG CREDIT MANAGEMENT COMPANY, LLC   :
EIG ASSET MANAGEMENT, LLC   :
EIG FUNDS MANAGEMENT, LLC   :
EIG MANAGEMENT COMPANY, LLC   :
EIG GLOBAL ENERGY (ASIA) LIMITED   :
EIG HARBOUR ENERGY ADVISOR, L.P.   :
EIG-GATEWAY DIRECT INVESTMENTS, L.P.   :
EIG ENERGY FUND XVI, L.P.   :
EIG ENERGY FUND XVI-B, L.P.   :
EIG ENERGY FUND XVI-E, L.P.   :
EIG ENERGY FUND XVI (CAYMAN), L.P.   :
EIG ENERGY FUND XVI (SCOTLAND), L.P.   :
EIG-KEATS ENERGY PARTNERS, L.P.   :
EIG GLOBAL PRIVATE DEBT FUND-A, L.P.   :
EIG GLOBAL PRIVATE DEBT SUB FUND-B, L.P.   :
EIG GLOBAL PRIVATE DEBT FINCO-B, LLC   :
EIG GLOBAL PRIVATE DEBT FUND-A (UL), L.P.   :
EIG GLOBAL PRIVATE DEBT SUB B (UL), L.P.   :
EIG GLOBAL PRIVATE DEBT FINCO-B (UL), LLC   :
HARBOUR ENERGY LTD.   :
                                                                              :
1700 Pennsylvania Ave., NW   :
Suite 800   :
Washington, DC 20006   :
                                                                              :
(812-14429)   :
                                                                              :

ORDER UNDER SECTIONS 17(d) and 57(i) OF THE INVESTMENT COMPANY ACT OF 1940 AND RULE 17d-1 UNDER THE ACT

Triloma EIG Global Energy Fund, Triloma EIG Global Energy Term Fund I, Triloma Energy Advisors, LLC, EIG Credit Management Company, LLC, EIG Asset Management, LLC, EIG Funds Management, LLC, EIG Management Company, LLC, EIG Global Energy (Asia) Limited, EIG Harbour Energy Advisor, L.P., EIG-Gateway Direct Investments, L.P., EIG Energy Fund XVI, L.P., EIG Energy Fund XVI-B, L.P., EIG Energy Fund XVI-E, L.P., EIG Energy Fund XVI (Cayman), L.P., EIG Energy Fund XVI (Scotland), L.P., EIG-Keats Energy Partners, L.P., EIG Global Private Debt Fund-A, L.P., EIG Global Private Debt Fund-A (UL), L.P., EIG Global Private Debt Sub Fund-B, L.P., EIG Global Private Debt Sub B (UL), L.P., EIG Global Private Debt Finco-B, LLC, EIG Global Private Debt Finco-B (UL), LLC, and Harbour Energy Ltd. filed an application on March 6, 2015 and amendments to the application on November 12, 2015, February 24, 2016, and April 29, 2016, requesting an order under sections 17(d) and 57(i) of the Investment Company Act of 1940 (the "Act") and rule 17d-1 under the Act that would permit certain joint transactions otherwise prohibited by sections 17(d) and 57(a)(4) of the Act and rule 17d-1 under the Act. The order permits certain business development companies and closed-end management investment companies ("Regulated Funds") to co-invest in portfolio companies with each other and with affiliated investment funds.

On May 5, 2016, a notice of the filing of the application was issued (Investment Company Act Release No. 32106). The notice gave interested persons an opportunity to request a hearing and stated that an order disposing of the application would be issued unless a hearing was ordered. No request for a hearing has been filed, and the Commission has not ordered a hearing.

The matter has been considered and it is found, on the basis of the information set forth in the application, as amended, that participation by the Regulated Funds in the proposed transactions is consistent with the provisions, policies and purposes of the Act and is on a basis no less advantageous than that of other participants.

Accordingly,

IT IS ORDERED, Triloma EIG Global Energy Fund, et al. (File No. 812-14429) is granted, effective immediately, subject to the conditions contained in the application, as amended.

For the Commission, by the Division of Investment Management, under delegated authority.

Brent J. Fields
Secretary